

ENERNORTH INDUSTRIES INC.

Suite 301, 2 Adelaide Street West
Toronto, Canada M5H 1L6

**FORM OF PROXY SOLICITED BY THE
MANAGEMENT OF ENERNORTH INDUSTRIES INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON NOVEMBER 5, 2004**

The undersigned shareholder(s) of **EnerNorth Industries Inc. (**the "**Corporation**") hereby appoint(s) in respect of all of his or her shares of the Corporation, Sandra J. Hall, President and a director or failing her, Scott T. Hargreaves, Chief Financial Officer, or in lieu of the foregoing _____ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "**Meeting**") of shareholders of the Corporation to be held on the 5th day of November, 2004, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR [   ] WITHHOLD FROM VOTING [   ] in the election of directors named in the accompanying Circular;

2. TO VOTE FOR [   ] WITHHOLD FROM VOTING [   ] on the appointment of BDO Dunwoody LLP, Chartered Accountants as auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors of the Corporation;

3. TO VOTE FOR [   ] AGAINST [   ] the resolution authorizing the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements or acquisitions, of up to 4,059,009 additional common shares.

This proxy revokes and supersedes all proxies of earlier date.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the_____ day of_____ 2004.

_____
Signature of Shareholder(s)

_____
Print Name

(SEE NOTES ON THE BACK OF THIS PAGE)

NOTES:

(1)   This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)   The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)   **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 4th DAY OF NOVEMBER, 2004.**

(4)   **IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.**

(5)   This proxy ceases to be valid one year from its date.

(6)   If your address as shown is incorrect, please give your correct address when returning this proxy.